

Mail Stop 3030

November 29, 2016

<u>Via E-mail</u>
Arthur D. Sams
Chief Executive Officer
Polar Power, Inc.
249 E. Gardena Boulevard
Gardena, CA 90248

  Re: Polar Power, Inc.
      Amendment No. 2 to Registration Statement on Form S-1
      Filed November 18, 2016
      File No. 333-213572

Dear Mr. Sams:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 28, 2016 letter.

<u>Index to Financial Statements</u>

<u>Report of Independent Registered Accounting Firm, page F-2</u>

1. We note from disclosures on page F-7 that you effected a 1-for-2.85 reverse stock split on November 14, 2016 and all share and per share amounts in the filing have been retroactively restated to reflect the split as if it had occurred as of the earliest period presented. Please have your independent auditors tell us their consideration of the need for them to reference and dual-date their audit opinion related to the aforementioned reverse stock split.

You may contact Tara Harkins at (202) 551-3639 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Larry A. Cerutti, Esq.
       Troutman Sanders LLP